# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jersey Mike's Subs Inc., CIK 0002127043
CUSIP: 47668J102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 Commvault Way, S300, Tinton Falls, New Jersey (NJ), 07724
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001484870

## Reporting persons
- Submarine Buyer LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 45,098,440; shared voting power 0; sole dispositive power 45,098,440; shared dispositive power 0; aggregate amount beneficially owned 45,098,440 (16.2% of the class)
- Boardwalk II Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 127,510,094; shared voting power 0; sole dispositive power 127,510,094; shared dispositive power 0; aggregate amount beneficially owned 127,510,094 (54.6% of the class)
- Boardwalk ML Holdco I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,195,261; shared voting power 0; sole dispositive power 12,195,261; shared dispositive power 0; aggregate amount beneficially owned 12,195,261 (5% of the class)
- Boardwalk ML Holdco II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 42,725,975; shared voting power 0; sole dispositive power 42,725,975; shared dispositive power 0; aggregate amount beneficially owned 42,725,975 (18.3% of the class)
- Boardwalk ML Holdco I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,195,261; shared voting power 0; sole dispositive power 12,195,261; shared dispositive power 0; aggregate amount beneficially owned 12,195,261 (5% of the class)
- Boardwalk ML Holdco II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 42,725,975; shared voting power 0; sole dispositive power 42,725,975; shared dispositive power 0; aggregate amount beneficially owned 42,725,975 (18.3% of the class)
- Boardwalk ML Holdco III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 32,903,179; shared voting power 0; sole dispositive power 32,903,179; shared dispositive power 0; aggregate amount beneficially owned 32,903,179 (12.4% of the class)
- Boardwalk ML Holdco IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 84,784,113; shared voting power 0; sole dispositive power 84,784,113; shared dispositive power 0; aggregate amount beneficially owned 84,784,113 (36.3% of the class)
- Boardwalk I UNLV Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,316,069; shared voting power 0; sole dispositive power 8,316,069; shared dispositive power 0; aggregate amount beneficially owned 8,316,069 (3.4% of the class)
- Boardwalk II UNLV Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 32,385,190; shared voting power 0; sole dispositive power 32,385,190; shared dispositive power 0; aggregate amount beneficially owned 32,385,190 (13.9% of the class)
- Boardwalk BXPE Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 27,241,928; shared voting power 0; sole dispositive power 27,241,928; shared dispositive power 0; aggregate amount beneficially owned 27,241,928 (11.7% of the class)
- Boardwalk ML Holdco III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 32,903,179; shared voting power 0; sole dispositive power 32,903,179; shared dispositive power 0; aggregate amount beneficially owned 32,903,179 (12.4% of the class)
- Boardwalk ML Holdco IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 84,784,113; shared voting power 0; sole dispositive power 84,784,113; shared dispositive power 0; aggregate amount beneficially owned 84,784,113 (36.3% of the class)
- Submarine Buyer Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 45,098,440; shared voting power 0; sole dispositive power 45,098,440; shared dispositive power 0; aggregate amount beneficially owned 45,098,440 (16.2% of the class)
- Boardwalk I Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 45,098,440; shared voting power 0; sole dispositive power 45,098,440; shared dispositive power 0; aggregate amount beneficially owned 45,098,440 (16.2% of the class)
- BCP 9 Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Blackstone Management Associates IX L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- BMA IX L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 240,551,721; shared voting power 0; sole dispositive power 240,551,721; shared dispositive power 0; aggregate amount beneficially owned 240,551,721 (83.9% of the class)

## Item 1. Issuer
Name of issuer: Jersey Mike's Subs Inc.
Address of issuer's principal executive offices: 1 Commvault Way, S300, Tinton Falls, New Jersey 07724

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

i. Submarine Buyer LLC
ii. Boardwalk II Aggregator L.P.
iii. Boardwalk ML Holdco I L.P.
iv. Boardwalk ML Holdco II L.P.
v. Boardwalk ML Holdco I GP LLC
vi. Boardwalk ML Holdco II GP LLC
vii. Boardwalk ML Holdco III L.P.
viii. Boardwalk ML Holdco IV L.P.
ix. Boardwalk I UNLV Holdco LP
x. Boardwalk II UNLV Holdco LP
xi. Boardwalk BXPE Holdco LP
xii. Boardwalk ML Holdco III GP LLC
xiii. Boardwalk ML Holdco IV GP LLC
xiv. Submarine Buyer Holdco LLC
xv. Boardwalk I Aggregator L.P.
xvi. BCP 9 Holdings Manager L.L.C.
xvii. Blackstone Management Associates IX L.P.
xviii. BMA IX L.L.C.
xix. Blackstone Holdings II L.P.
xx. Blackstone Holdings I/II GP L.L.C.
xxi. Blackstone Inc.
xxii. Blackstone Group Management L.L.C.
xxiii. Stephen A. Schwarzman
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.

As of September 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 240,551,721 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of Jersey Mike's Subs Inc. (the "Issuer") as follows: Boardwalk ML Holdco I L.P. directly holds 32,808 shares of Class A Common Stock, 12,162,453 Common Units of Jersey Mike's HoldCo, LLC (the "Common Units") and an equal number of shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"); Boardwalk ML Holdco II L.P. directly holds 42,725,975 shares of Class A Common Stock; Boardwalk ML Holdco III L.P. directly holds 88,519 shares of Class A Common Stock, 32,814,660 Common Units and an equal number of shares of Class B Common Stock; Boardwalk ML Holdco IV L.P. directly holds 84,784,113 shares of Class A Common Stock; Boardwalk II Aggregator L.P. directly holds 6 shares of Class A Common Stock; Boardwalk I UNLV Holdco LP directly holds 22,372 shares of Class A Common Stock, 8,293,697 Common Units and an equal number of shares of Class B Common Stock; Boardwalk II UNLV Holdco LP directly holds 32,385,190 shares of Class A Common Stock; and Boardwalk BXPE Holdco LP directly holds 27,241,928 shares of Class A Common Stock. Boardwalk ML Holdco I L.P., Boardwalk ML Holdco II L.P., Boardwalk ML Holdco III L.P., Boardwalk ML Holdco IV L.P., Boardwalk II Aggregator L.P., Boardwalk I UNLV Holdco LP, Boardwalk II UNLV Holdco LP and Boardwalk BXPE Holdco LP are together referred to herein as the "Blackstone Holders."

Shares of the Class B Common Stock have no economic value and have one vote per share. One share of Class B Common Stock is issued for each Common Unit held. Pursuant to the terms of an exchange agreement, dated as of July 29, 2026, holders have the right to exchange their Common Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchange rights do not expire. Upon a sale or an exchange of Common Units for shares of Class A Common Stock, an equivalent number of shares of Class B Common Stock held by such holder will be automatically cancelled.

Boardwalk ML Holdco I GP LLC is the general partner of Boardwalk ML Holdco I L.P. Submarine Buyer LLC is the sole member of Boardwalk ML Holdco I GP LLC. Submarine Buyer Holdco LLC is the sole member of Submarine Buyer LLC. Boardwalk I Aggregator L.P. is the managing member of Submarine Buyer Holdco LLC.

Boardwalk ML Holdco II GP LLC is the general partner of Boardwalk ML Holdco II L.P. Boardwalk II Aggregator L.P. is the sole member of Boardwalk ML Holdco II GP LLC.

Boardwalk ML Holdco III GP LLC is the general partner of Boardwalk ML Holdco III L.P. Submarine Buyer LLC is the sole member of Boardwalk ML Holdco III GP LLC. Submarine Buyer Holdco LLC is the sole member of Submarine Buyer LLC. Boardwalk I Aggregator L.P. is the managing member of Submarine Buyer Holdco LLC.

Boardwalk ML Holdco IV GP LLC is the general partner of Boardwalk ML Holdco IV L.P. Boardwalk II Aggregator L.P. is the sole member of Boardwalk ML Holdco IV GP LLC.

BCP 9 Holdings Manager L.L.C. is the general partner of Boardwalk I Aggregator L.P., Boardwalk II Aggregator L.P., Boardwalk I UNLV Holdco LP, Boardwalk II UNLV Holdco LP and Boardwalk BXPE Holdco LP. Blackstone Management Associates IX L.P. is the managing member of BCP 9 Holdings Manager L.L.C. BMA IX L.L.C. is the general partner of Blackstone Management Associates IX L.P. Blackstone Holdings II L.P. is the managing member of BMA IX L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Class A Common Stock beneficially owned directly by the Blackstone Holders or indirectly controlled by it or them, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Holders to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on such Reporting Person's cover page, calculated pursuant to Rule 13d-3 of the Act.

Calculations are based on 233,405,414 shares of Class A Common Stock outstanding as of September 4, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2026, and assumes the conversion of all of the Common Units beneficially owned by each respective Reporting Person.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST

Exhibit 99.1 Signature Pages
Exhibit 99.2 Joint Filing Agreement, by and among the Reporting Persons, dated as of November 6, 2026.

## Signatures
- Submarine Buyer LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk II Aggregator L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco I L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco II L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco I GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco II GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco III L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco IV L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk I UNLV Holdco LP: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk II UNLV Holdco LP: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk BXPE Holdco LP: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk ML Holdco III GP LLC: /s/ Robert Brooks, By: Robert Brooks, Authorized Signatory (11/06/2026)
- Boardwalk ML Holdco IV GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Submarine Buyer Holdco LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Boardwalk I Aggregator L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- BCP 9 Holdings Manager L.L.C.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Blackstone Management Associates IX L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- BMA IX L.L.C.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman, See Exhibit 99.1 (11/06/2026)